2006 LEHMAN BROTHERS FINANCIAL CONFERENCE - TRANSCRIPTS OF DOYLE L. ARNOLD PRESENATION

Filed by Zions Bancorporation
Pursuant to Rule 425 under the
Securities Act of 1933
Commission File No. 001-12307

FORDWARD-LOOKING STATEMENTS

Statements contained in this filing which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements about future financial and operating results and performance and future events; statements about plans, objectives, expectations and intentions with respect to future operations, products, services and events; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates”, “will”, “should”, “may” or words of similar meaning. Actual results or achievements may differ materially from the projections provided in this presentation since such projections involve significant known and unknown risks and uncertainties. Factors that might cause such differences include, but are not limited to: competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally in areas in which Zions Bancorporation conducts their operations, being less favorable than expected; changes in the interest rate environment reducing expected interest margins; legislation or regulatory changes, which adversely affect the ability of the company to conduct the business in which the company would be engaged; the combination of The Stockmen’s Bancorp Inc’s business with that of Zions taking longer, being more difficult or being more costly to accomplish than expected; the expected cost savings from the merger not being fully realized or taking longer to realize than expected; operating costs, customer losses and business disruption following the merger being greater than expected; governmental approvals of the merger not being obtained or being delayed, or adverse regulatory conditions being imposed in connection with governmental approvals of the merger; and the stockholders of Stockmen’s failing to approve the merger. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2005 Annual Report on Form 10-K of Zions Bancorporation filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Zions Bancorporation disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Zions Bancorporation will file a Registration Statement on Form S-4, including a proxy statement of Stockmen’s, and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4 WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Zions free of charge by contacting: Investor Relations, Zions Bancorporation, One South Main Street, Suite 1134, Salt Lake City, Utah 84111, (801) 524-4787.

The following is a transcript of a portion of a presentation given by Doyle L. Arnold, Vice Chairman and CFO of Zions Bancorporation, at the Lehman Brothers 2006 Financial Services Conference on September 14, 2006.

Transcript:

Doyle L. Arnold:

I'd like to turn now to Stockmen's Bancorp, which we announced Monday morning. A little fill-in, all-stock acquisition in Arizona and California brings with it $1.2 billion of assets. They had just under $12 million of earnings over the last four quarters, and a return on average assets of just over 1%. Interestingly for us, their loan-to-deposit ratio was low, only 61%. The rest of the deposit base was deployed into securities, and it's a pretty attractive deposit base, in terms of its composition. Relatively high on DBA and interest checking and MMDA and relatively low on CDs, mostly gathered in small and medium-sized towns and cities in Arizona, and in some of the communities of the Central Valley. Also, relatively high efficiency ratio of 60%, but very, very good credit quality. Non-performing assets, those including non-performing loans and other- repossessed property, only 10 basis points of total loans. And then, as I said, 43 offices in Arizona and California. These are the locations of the offices. As you can see, there's nine or ten of them that are in the Fresno/Bakersfield/Merced area, the Central Valley of California. The bank is headquartered in Kingman, in northeastern-- excuse me, northwestern Arizona, and most of the presence is outside of the Phoenix/Scottsdale area, and fills in most of the interesting communities in Arizona where we're not present today, and adds some additional scale in communities where we are present. And interestingly, our belief is that these sort of medium-sized communities are now growing faster than the Phoenix/Scottsdale area, so we think this actually enhances at the margin our growth platform, does not dilute it.

Some of the deal metrics -- I've been saying for a long time now that any deal we did in the near future would likely be fill-in, all-stock, and modest in size relative to Amegy. So here you have a fill-in that was financed 100% with Zions stock, so it's not diluting our tangible equity, and therefore not delaying the resumption of any stock buyback.

A couple of the other metrics -- about 16.7 times the trailing 12 months earnings of $11.9 million, about three times, 3.3 times tangible book. Again, these are based on our stock -- closing stock price last Friday, the close, last close before we announced the transaction. It will be approximately $0.03 dilutive in '07, excluding merger-related charges, but including the impact of core deposit intangibles. If you strip those out, it's essentially non-dilutive in the first year, on just a cash basis. We expect it'll probably close late in the first quarter, might be early second, and the CEO, a gentlemen named Farrel Holyoak who our people in Arizona know well, has agreed to stay and head a region basically consisting of the branches that he's been running in Arizona.

The game plan's pretty straightforward. To make the numbers that we talked about just now, we have to cut a reasonably modest amount of costs, about 22%. We think we know almost to the person and the office and everything else, where those cost cuts are going to come from. We've had a lot of time to look at their expense structure and do due diligence on other things. And the other part of the game plan is sort of a reply on a smaller scale of Amegy. We will sell $300 to $400 million of investment securities and use the deposit funding, thereby free it up to pay down other more expensive sources of borrowing that we already have on our balance sheet in the national Bank of Arizona and improvement their margin which is about 372 today to something more approaching what our margin looks like today. So it's a - - in every way except that it's not a market extension, it's a fill-in, the kind of the economics to make the deal work are the same two things that we said we had to do and that we have successfully done at Amegy.